Exhibit (a)(12)

FOR IMMEDIATE RELEASE


CONTACT:   NE RESTAURANT COMPANY, INC.
           CONTACT: PAUL HOAGLAND,
           EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
           PHONE: (508) 870-9200
           FAX: (508) 870-9201


          Westborough, MA, July 9, 1998 --- NE Restaurant Company, Inc. ("NERC") announced today that it has extended the expiration date of the tender offer for all outstanding shares of Common Stock of Bertucci's, Inc. (NASD: BERT) at $10.50 per share commenced on May 20, 1998 through its wholly-owned subsidiary, NERC Acquisition Corp.

          As extended, the offer and withdrawal rights will now expire at 5:30 P.M., New York City time, on Friday, July 17, 1998, unless the offer is further extended. As of the close of business on July 8, 1998, 7,056,962 shares of Bertucci's Common Stock (constituting approximately 76.2% of the Common Stock outstanding on a fully diluted basis) had been tendered pursuant to the offer.

          NERC and NERC Acquisition Corp. said that they now expect to obtain $100 million of the approximately $128.8 million of required financing for the offer and related transactions through the private placement under Rule 144A of $100 million principal amount of Senior Notes through Chase Securities, Inc. and BancBoston Securities Inc., rather than the $90 million principal amount stated in the Offer to Purchase. NERC said that the extension of the offer was required in order to provide additional time in which to finalize the marketing of such Senior Notes and complete documentation relating thereto.

          As previously announced, the tender offer is being made pursuant to the terms of a Merger Agreement among NERC, NERC Acquisition Corp. and Bertucci's. In the merger to occur following consummation of the tender offer, each share of Bertucci's common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 in cash.

          NERC, headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill and Bar ("Chili's") and On The Border ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTB's in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.